UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-39042

Akazoo S.A.

(Translation of registrant’s name into English)

19 Rue de Bitbourg

1273 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-237385 and 333-233811) filed by Akazoo S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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Appointment of Interim CEO; Termination of Chief Executive Officer

On May 1, 2020, the Board of Directors (the “Board”) of Akazoo S.A. (the “Company”) announced the appointment of Michael Knott as interim Chief Executive Officer, effective immediately. This followed the decision by the Board to terminate Apostolos N. Zervos as Chief Executive Officer for cause. The Board has also requested that Mr. Zervos resign as a member of the Board.

The Board took this step at the recommendation of the special committee of independent directors (the “Special Committee”) previously formed by the Board. The Special Committee’s investigation found evidence of conduct that the Special Committee believed was inconsistent with the Company’s policies, including a lack of cooperation with the investigation.

Michael Knott is a Senior Managing Director in the Corporate Finance division at FTI Consulting. Mr. Knott leads the Telecom, Media and Technology (TMT) practice in Europe, the Middle East and Africa (EMEA). He is an experienced telecom, media and technology advisor with 30 years of experience in transaction advisory, strategy and business consulting, performance improvement and business transformation.

Special Committee Update; Non-Reliance on Previously Issued Financial Statements

The Special Committee, with the assistance of outside counsel and advisors, is continuing to investigate the circumstances relating to the Company’s revenue sources and contractual arrangements with business partners, including the information contained in a report released by Quintessential Capital Management on April 20, 2020.

The Special Committee has nonetheless been unable to verify certain operational and financial information previously reported by the Company. Accordingly, the Special Committee has concluded that the consolidated financial statements (i) of Akazoo Limited for the years ended December 31, 2018, 2017 and 2016 (and any interim periods therein) audited by the Company’s former independent registered public accounting firm and included or incorporated by reference in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2019; (ii) of Akazoo Limited for the three- and six-month periods ended June 30, 2019 and 2018 included in the Company’s Report on Form 6-K furnished to the SEC on September 27, 2019; and (iii) of the Company for the three- and nine-month periods ended September 30, 2019 and 2018 included in the Company’s Report on Form 6-K furnished to the SEC on December 9, 2019 should no longer be relied upon due to the possibility that such financial statements contain material errors.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated May 1, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akazoo S.A.

Date: May 1, 2020	By:	/s/ Lewis W. Dickey, Jr.
	Name:	Lewis W. Dickey, Jr.
	Title:	Chairman of the Board of Directors

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